PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

06015271

No/Date : F|D1-363|12.7.06

SUPPL

Securities and Exc
450 Fifth Street, N\
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 7/18

Enclosure
- An announcement regarding a Directorate Change

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PUBLIC POWER CORPORATION S.A., announces the assignment of Mr. George Kollias in the position of the General Manager of the new Supply Division of the company.

The new Organisational Structure is:

Generation Division, Mines Division, Finance Division, Transmission Division, Distribution Division, Human Resources & Organization Division, Supply Division

The new Organisational Structure is available at the company's web site (www.dei.gr) .

Athens 12/7/2006

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1-364|12.7.06

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC S.A. announces the approval of the formation of a joint venture with Contour Global LLC to pursue energy and power acquisition and development opportunities in South East Europe.

Contour Global is a privately held energy , infrastructure development and operating company headquartered in New York with offices in Houston , Paris and Kyiv and whose principal shareholder is Reservoir Capital Group.

The Joint Venture partners are currently discussing with the European Bank for Reconstruction and Development (EBRD)the terms of their minority participation in the equity of this strategic partnership .

The new company will begin operations immediately and will be headquartered in Athens.

Athens 12-7-2006